Exhibit 99.2

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR ISLAND BREEZE INTERNATIONAL FOR YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
AND THE PERIOD FROM SEPTEMBER 27, 2006 (INCEPTION) TO DECEMBER 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Island Breeze International, Inc.
Bellmawr, New Jersey

We have audited the accompanying consolidated balance sheets of Island Breeze International, Inc., and subsidiaries (“the Company”), a development stage enterprise, as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2, the Company has incurred significant losses from operations since its inception and has a working capital deficiency.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Bernstein & Pinchuk LLP

New York, NY
April 5, 2010

ISLAND BREEZE INTERNATIONAL, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$77,333	$59,016
Prepaid Expenses	353,490	5,000
Total current assets	430,823	64,016
Property and Equipment - at cost, net of accumulated depreciation	8,860	10,771
Vessel under renovation - m/v Island Breeze (ex Atlantis)	9,834,437	9,522,632
Vessel under renovation - m/v Casino Royale	6,861,500	5,768,665
	$17,135,620	$15,366,084

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$529,140	$285,255
Accrued expenses	245,854	40,745
Notes payable - related parties	358,700	90,371
Convertible notes payable	412,452	4,849,643
Total current liabilities	1,546,146	5,266,014
Convertible notes payable - noncurrent	-	500,000
Stockholders' equity
Preferred stock, $ 0.001 par value or share, 1,000,000 authorized, none issued	-	-
Class A common stock: $ 0.001 par value; authorized 100,000,000; 24,323,850 and 13,389,500 issued and outstanding at December 31, 2009 and 2008	24,324	13,889
Class B common stock: $ 0.001 par value; 16,110,500 authorized, issued and outstanding at December 31, 2009 and 2008	16,111	16,111
Additional paid-in capital	18,580,294	10,977,397
Accumulated deficit during development stage	(3,031,255)	(1,407,327)
Total stockholders' equity	15,589,474	9,600,070
	$17,135,620	$15,366,084

See Accompanying Notes to Consolidated Financial Statements.

ISLAND BREEZE INTERNATIONAL, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations

			September, 2006
			(inception) to
	Year Ended December 31,		December 31,
	2009	2008	2009

Revenues	$-	$-	$-
Cost of Revenues	-	-	-

Gross Profit	$-	$-	$-

General, selling and administrative expenses	1,595,447	619,604	3,003,967

Operating loss	$(1,595,447)	$(619,604)	$(3,003,967)

Non-operating income (expense)
Interest income	4	1,193	1,197
Interest expense	(28,485)	-	(28,485)
Loss before income tax expense	(1,623,928)	(618,411)	(3,031,255)
Income tax expense	-	-	-
Net Loss	$1,623,928)	$(618,411)	$(3,031,255)

Net loss per share, basic and diluted	$(0.05)	$(0.02)

Average number of shares of common stock outstanding, basic and diluted	35,786,615	30,000,000

See Accompanying Notes to Consolidated Financial Statements.

ISLAND BREEZE INTERNATIONAL, INC.
(A Development Stage Enterprise)
Consolidated Statements of Stockholders’ Equity

						Accumulated
						Deficit
	Common Stock				Additional	During
	Shares		Amount		Paid-In	Development
	Class A	Class B	Class A	Class B	Capital	Stage	Total
September 27, 2006 (Inception)	13,889,500	16,110,500	$13,889	$16,111	$(30,000)	$-	$-
Additional cash contributions to equity	-	-	-	-	5,003,926	-	5,003,926
Net loss	-	-	-	-	-	(172,009)	(172,009)
Balance, December 31, 2006	13,889,500	16,110,500	13,889	16,111	4,973,926	(172,009)	4,831,917
Additional cash contributions to equity	-	-	-	-	4,970,795	-	4,970,795
Net loss	-	-	-	-	-	(616,907)	(616,907)
Balance, December 31, 2007	13,889,500	16,110,500	13,889	16,111	9,944,721	(788,916)	9,185,805
Additional cash contributions to equity	-	-	-	-	1,032,676	-	1,032,676
Net loss	-	-	-	-	-	(618,411)	(618,411)
Balance, December 31, 2008	13,889,500	16,110,500	13,889	16,111	10,977,397	(1,407,327)	9,600,070
Stock issued in recapitalization pursuant to reverse merger	3,500,000	-	3,500	-	(3,500)	-	-
Convertible note issued for cancelled officer shares	2,000,000	-	(2,000)	-	(168,000)	-	(170,000)
Shares issued for convertible notes payable at $ 1.00 per share	5,566,795	-	5,567	-	5,561,228	-	5,566,795
Shares issued for convertible notes payable at $ 0.50 per share	300,049	-	300	-	149,725	-	150,025
Shares issued for convertible notes payable at $ 0.28 per share	600,000	-	600	-	169,400	-	170,000
Shares issued for services	1,472,500	-	1,473	-	827,277	-	828,750
Shares issued for cash	915,000	-	915	-	456,585	-	457,500
Shares issued for notes payable at $ 0.25 per share	80,000	-	80	-	19,920	-	20,000
Additional cash contributions to capital	-	-	-	-	590,262	-	590,262
Net loss	-	-	-	-	-	(1,623,928)	(1,623,928)
Balance, December 31, 2009	28,323,844	16,110,500	$24,324	$16,111	$18,580,294	$(3,031,255)	$15,589,474

See Accompanying Notes to Consolidated Financial Statements.

ISLAND BREEZE INTERNATIONAL, INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

			Sept 27, 2006
	Year ended December 31,		(inception) to
	2009	2008	December 31, 2009
Cash Flows From Operating Activities
Net loss	$(1,623,928)	$(618,411)	$(3,031,255)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	2,660	3,353	10,488
Stock issued for services	828,750	-	828,750
Stock issued for interest	25	-	25
Changes in assets and liabilities
Prepaid expenses	(348,490)	3,775	(353,490)
Accounts Payable	243,885	273,439	529,141
Accrued interest	27,786		27,786
Accrued expenses	205,109	(23,461)	245,853
Net cash used in operating activities	(664,203)	(361,305)	(1,742,702)
Cash Flows From Investing Activities
Purchase of furniture and equipment	(749)	-	(20,097)
Acquisition and renovation of property and equipment, m/v
Island Breeze and m/v Casino Royale	(1,187,488)	(6,268,224)	(16,497,384)
Net cash used in investing activities	(1,188,237)	(6,268,224)	(16,517,481)
Cash Flows From Financing Activities
Proceeds from issuance of convertable notes	557,000	5,440,014	6,016,362
Proceeds from issuance of notes	399,000	-	399,000
Proceeds from issuance of common stock cash	457,500	-	457,500
Payments of notes payable	(133,005)	-	(133,005)
Contributed capital	590,262	1,032,676	11,597,659
Net cash provided by financing activities	1,870,757	6,472,690	18,337,516
Net increase (decrease) in cash	18,317	(156,839)	77,333
Cash and cash equivalents, beginning of period	59,016	215,855	-
Cash and cash equivalents, end of period	$77,333	$59,016	$77,333
Cash paid during the period for:
Interest Paid	$1,005	$-	$1,005
Taxes Paid	$-	$-	$-
Supplemental Information and Non-monetary Transactions:
Issuance of stock for convertible debt and accrued interest	$5,886,820	$-	$5,886,820
Issuance of stock for services	$828,750	$-	$828,750
Capitalized accrued interest	$217,152	$349,643	$566,795
Issuance of stock for notes converted	$20,000	$-	$20,000
Issuance of stock for interest converted	$25	$-	$25
Issuance of $600,000 convertible debt for stock	$170,000	$-	$170,000

See Accompanying Notes to Consolidated Financial Statements.

ISLAND BREEZE INTERNATIONAL, INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION AND NATURE OF BUSINESS

Basis of Presentation

Island Breeze International, Inc. (“IB International” or the “Company”) is the holding company of Island Breeze International (“IBI”), a development-stage enterprise under the provisions of ASC 915, “Development Stage Enterprises.”  Island Breeze’s core business is focused on developing and operating gaming day cruises to nowhere.  The mission of Island Breeze is to develop the next generation entertainment product for the discerning population, who demand excellence and an alternative closer to home.

On June 12, 2009 IB International’s predecessor, Goldpoint Resources, Inc. (“Goldpoint”), acquired all of the issued and outstanding capital stock of IBI, a privately held exempt Cayman Islands company, which before closing was a wholly-owned subsidiary of Olympian Cruises, LLC (“Olympian”), a Delaware Limited Liability Company.

As of June 12, 2009, Olympian acquired control of Goldpoint in a transaction we referred to herein as the Share Exchange.  As of such date, Goldpoint issued 30,000,000 shares of its common stock (or approximately 77.8 % of IB International’s common stock outstanding on the date hereof) to Olympian.  In return for such issuances of shares, Goldpoint received all of the outstanding shares of capital stock of IBI thus, IBI became Goldpoint’s wholly-owned subsidiary and the business of the subsidiary constitutes our only operations.

Since this transaction resulted in existing shareholders of IBI acquiring control of Goldpoint, for financial reporting purposes, the business combination has been accounted for as an additional capitalization of Goldpoint (a reverse acquisition with IBI as the accounting acquirer).  As the operations of IBI are the only continuing operations of the Company, in accounting for the transaction, IBI is deemed to be the purchaser and parent company for financial reporting purposes.  Accordingly, its net assets were included in the consolidated balance sheet at their historical value.

Under the agreement relating to the Share Exchange (the “Exchange Agreement”), we were required to merge into a newly formed Delaware corporation (the “Merger”), thereby became a Delaware corporation, change our name to Island Breeze International, Inc. and change our authorized capital stock to 100,000,000 shares of Class A Common Stock, par value $0.001 per share, 16,110,500 shares of Class B Common Stock, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share .

It was originally contemplated that the Merger would occur prior to the consummation of the Share Exchange and that 13,889,500 shares of Class A Common Stock and 16,110,500 shares of Class B Common Stock would be issued to Olympian on consummation of the Share Exchange.  However, in order to facilitate the closing of the Share Exchange, Goldpoint and Olympian agreed to effect the Merger after the consummation of the Share Exchange rather than beforehand.

As a result of the Merger, Goldpoint Resources, Inc., our predecessor Nevada Corporation, no longer exists, our name has changed to Island Breeze International, Inc. and each outstanding share of Goldpoint’s common stock, $0.001 par value, has been automatically converted into one share of Class A Common Stock of IB International.  Each outstanding stock certificate representing Goldpoint common stock is deemed, without any action by the shareholder to represent the same number of shares of Class A Common Stock of IB International.  Share holders do not need to exchange their stock certificates as a result of the Merger.

Also, as contemplated in the Exchange Agreement, Olympian exchanged 16,110,500 shares of Class A Common Stock for and identical number of Class B Common Stock.  The Class A and Class B Common Stock are substantially identical except that holders of Class A Common Stock will have the right to cast one vote for each share held of record and holders of Class B Common Stock have the right to cast ten votes for each share held of record on all matters submitted to a vote of holders of common stock. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law.

The difference in voting rights described above increases the voting power of the Class B Common stockholders and, accordingly, has an anti-takeover effect. The existence of the Class B Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by the stockholders of the Company other than the Class B Common stockholders. Thus, the stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices, in the event of a hostile takeover bid. Those seeking to acquire the Company through a business combination will be compelled to consult first with the Class B Common stockholders in order to negotiate the terms of such business combination.  Any such proposed business combination will have to be approved by our Board of Directors, which may be under the control of the Class B Common stockholders, and if stockholder approval is required the approval of the Class B Common stockholders will be necessary before any such business combination can be consummated.

On September 15, 2009, the Company adopted its 2009 Stock Incentive Plan (the ”Plan”).  We adopted the 2009 Plan to provide a means by which employees, directors, and consultants of the Company and those of our subsidiaries and other designated affiliates, which we refer to together as our affiliates, may be granted awards of our Class A Common Stock, be given the opportunity to purchase our Class A Common Stock and be granted other benefits including those measured by increases in the value of our Class A Common Stock, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentive for such persons to exert maximum efforts for our success and the success of our affiliates.

The total number of shares of our Class A Common Stock that may be subject to awards under the 2009 Plan is equal to 5,000,000 shares.  Therefore, 5,000,000 shares of Class A Common Stock are available for awards under the 2009 Plan.

On August 14, 2009, IBI, the Company’s wholly-owned subsidiary, formed a new wholly-owned subsidiary named Island Breeze International Asia Limited, a Hong Kong corporation. IBI may utilize this corporation to operate certain entertainment cruises in Asia, if such cruises are launched. From inception through the date of this filing there has been no activity in this corporation.

Nature of Business

Effective on the closing of the Share Exchange mentioned above, we abandoned all activities related to our mining business and our activities are conducted exclusively through IBI.

IBI was incorporated under the laws of the Cayman Islands as an exempt company on September 27, 2006.  We have had no revenue and have no operations.  Our efforts since our inception have been focused on developing and operating entertainment day cruises.  We own two vessels, one of which we expect to substantially renovate and equip with gaming, restaurant and entertainment related equipment.  The ports that we were previously primarily considering for the Company’s initial operations included ports in Florida and Texas.  Increasingly, we have focused on international locations and we are currently evaluating port locations primarily in East Asia for the establishment of our initial cruise operations, with a particular focus on home port locations in Taiwan and the Hong Kong Special Administrative Region of China  This change in location is based on our belief that the East Asian market presents greater opportunities for the initial launch of our cruise business.  In this effort, we have established a registered branch office in Taipei, Taiwan.

We do not have the cash reserves required to complete the renovations of our vessels or to commence operations.  We believe that we will need at least $15,000,000 of outside funding for us to launch our first vessel and initiate our business.  Further funds, which we estimate to be not less than an additional $15,000,000, will be required for us to launch our second vessel and to expand our operations.  We may also to decide to acquire another vessel from which we may establish our initial operations, which will require an undetermined amount of outside funding to acquire and initiate our entertainment cruise operations.

We currently expect to commence our initial cruise operations upon completion of the renovation of the m/v Island Breeze (the “Island Breeze”), a 410 foot vessel currently located in Greece which we acquired on September 12, 2007.  After renovations are complete, we expect the Island Breeze to have a passenger capacity of approximately 1,200 passengers.  Further, we expect that after the completion of renovations, the Island Breeze will feature a contiguous gaming area measuring approximately 15,000 square feet with 15 to 16 foot high ceilings. The Island Breeze will also offer a 300 seat buffet restaurant, a fine dining restaurant, a full service spa/salon, a VIP lounge and a 400 seat showroom, although the final configuration may vary.  Upon completion of renovations of the Island Breeze, we intend to place the Island Breeze in service and establish our planned entertainment cruise operation from a yet to be determined port location.  We believe that after it is renovated the Island Breeze will be better suited for our East Asian operations than our second vessel, the m/v Casino Royal (the “Casino Royale”), since the Island Breeze has an enclosed entertainment area and the gaming area is concentrated on one level.  We also believe that based on our current renovation plans, the Island Breeze will require less capital investment and take less time to renovate versus the Casino Royale.  Alternatively, we may decide to acquire another vessel from which we can commence our initial operations.  It would be anticipated that such a vessel will have a sufficient amount of cabins to accommodate passengers on overnight or multi-day cruises versus the shorter duration cruises that can be operated by either the Island Breeze or the Casino Royale.

Our second vessel is the Casino Royale, a 430 foot vessel currently located in the Bahamas, which the Company acquired on May 23, 2008.  We have developed renovation designs for the Casino Royale which would result in a passenger capacity of approximately 1,200 passengers; a main gaming deck area measuring approximately 11,000 feet with 12 to 14 foot high ceilings; and two upper level gaming salons.  The renovation plans also provide for dining and entertainment facilities including a 300 seat buffet restaurant, a 100 seat fine dining restaurant, a VIP lounge and a covered outdoor entertainment area.  When compared to the Island Breeze, we do not believe that the Casino Royale is as well suited to likely ports we are considering in East Asia.  Further, given our current renovation plans for each vessel, excluding equipment costs, we believe that the Casino Royale will cost substantially more to renovate versus the Island Breeze.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Generally Accepted Accounting Principles

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (“Codification” or “ASC”) which became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification did not change GAAP but reorganized the literature and changed the naming mechanism by which topics are referenced. Companies were required to begin using the Codification for interim and annual periods ending after September 15, 2009. As required, references to pre-codification accounting literature have been changed throughout this Annual Report on Form 10-K to appropriately reference the Codification. The consolidated results of the Company were not impacted by this change.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of IB International and its subsidiary.  All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.  We had no cash equivalents at December 31, 2009 and December 31, 2008, respectively.

Prepaid Expenses

Prepaid expenses are primarily comprised of advance payments made to vendors for inventory and services.  The Company records prepaid expenses at the expected recovery amount.

Property and Equipment

Property and equipment is stated at the historical cost, less accumulated depreciation. Depreciation on property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets for both financial and income tax reporting purpose as follows:

Years
Vessel	30
Vessel improvement	3-28
Machinery and equipment	10
Computer hardware and software	3-5

We capitalize costs that are directly related to the purchase and renovation of the vessels.  We capitalize interest as part of vessel acquisition costs and other capital projects during their renovation period.  Upon placing the vessels into service, the vessels will be depreciated over their useful lives and the costs of repairs and maintenance, including minor improvement costs, will be charged to expenses as incurred. Further, upon placing vessels into service, specifically identified or estimated cost and accumulated depreciation of previously capitalized vessel components will be written off upon replacement.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a vessel is taken out of service for scheduled maintenance. These costs will be expensed as incurred.

Long-lived Assets

Long-lived assets primarily include property and equipment and intangible assets with finite lives. Long-lived assets are reviewed on a regular basis for the existence of facts and circumstances that may suggest that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed based on a comparison of the carrying amount to the estimated undiscounted future cash flows. If estimated future undiscounted net cash flows are less than the carrying amount, the asset is considered impaired and expense is recorded at an amount required to reduce the carrying amount to fair value. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results.

 From inception to December 31, 2009 the Company recognized no impairment of long-lived assets.

Advertising expense

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2009 and 2008 were $8,370 and $0, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.  109.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Comprehensive Income

Comprehensive income includes net income and also considers the effect of other changes to stockholders’ equity that are not required to be recorded in determining net income, but are rather reported as a separate component of stockholders’ equity. During the years ended December 31, 2009 and 2008 there were no terms of other comprehensive income.

Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, trade accounts receivable, and accounts payable and accrued expenses.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2009.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The Company does not have any assets or liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008. The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the periods ended December 31, 2009 and 2008.

Earnings Per Share Information

FASB ASC 260, “Earnings Per Share” provides for calculation of "basic" and "diluted" earnings per share.  Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.  Basic and diluted loss per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

Share Based Expenses

ASC 718 "Compensation - Stock Compensation" codified SFAS No. 123 prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company should determine if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (a) the option to settle by issuing equity instruments lacks commercial substance or (b) the present obligation is implied because of an entity's past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50 "Equity - Based Payments to Non-Employees" which codified SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Measurement of share-based payment transactions with non-employees shall be based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction should be determined at the earlier of performance commitment date or performance completion date.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements the Company incurred losses from operations of $1,623,928 and $618,411 for the years ended December 31, 2009 and 2008, respectively and $3,031,255 from inception (September 27, 2006) through December 31, 2009. In addition, the Company’s current liabilities exceed its current assets by $1,115,322 as of December 31, 2009. These factors among others, including the Company’s current cash position, which was $77,333 as of December 31, 2009, may indicate that the Company may be unable to continue as a going concern for a reasonable period of time absent the infusion of substantial additional capital.

If adequate funds are raised upon a debt or equity financing transaction and operations results improve significantly, management believes that the Company can meets its ongoing obligations and continue to operate.  However, no assurance can be given that management’s actions will result in the resolution of its liquidity problems or its eventual emergence as a profitable company.

The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

Recently Implemented Standards

ASC 105, “Generally Accepted Accounting Principles” (ASC 105) (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles is a replacement of FASB Statement No. 162)” reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board ("FASB") into a single source of authoritative generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. All guidance contained in the Accounting Standards Codification ("ASC") carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed "non-authoritative". ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the guidance included in ASC 105 as of July 1, 2009. The implementation of this guidance changed the Company's references to GAAP authoritative guidance but did not impact the Company's financial position or results of operations.

ASC 855, “Subsequent Events” (ASC 855) (formerly Statement of Financial Accounting Standards No. 165, Subsequent Events) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company's evaluation of its subsequent events. ASC 855 defines two types of subsequent events, "recognized" and "non-recognized". Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore; are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of April 1, 2009. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

The Company refers to FASB ASC 605-25 “Multiple Element Arrangements” in recognizing revenue from agreements with multiple deliverables. This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements or disclosures.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value,” (“ASU 2009-05”). ASU 2009-05 provides guidance on measuring the fair value of liabilities and is effective for the first interim or annual reporting period beginning after its issuance. The Company’s adoption of ASU 2009-05 did not have an effect on its disclosure of the fair value of its liabilities.

Recently Issued Standards

In September 2009, the FASB issued ASC Update No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)” (ASC Update No. 2009-12). This update sets forth guidance on using the net asset value per share provided by an investee to estimate the fair value of an alternative investment. The amendments in this update are effective for interim and annual periods ending after December 15, 2009 with early application permitted. The Company does not expect that the implementation of ASC Update No. 2009-12 will have a material effect on its financial position or results of operations.

ASC Topic 810, “Consolidation” was amended in June 2009, by Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) ("Statement No. 167"). Statement No. 167 amends FASB Interpretation No. 46R, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 ("FIN 46R") to require an analysis to determine whether a company has a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The statement requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity when the holders of the entity, as a group, lose power, through voting or similar rights, to direct the actions that most significantly affect the entity's economic performance. This statement also enhances disclosures about a company's involvement in variable interest entities. Statement No. 167 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009.  The Company does not expect the adoption of Statement No. 167 to have a material impact on its financial position or results of operations

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140 ("Statement No. 166"). Statement No. 166 revises FASB Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Extinguishment of Liabilities a replacement of FASB Statement 125 ("Statement No. 140") and requires additional disclosures about transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and enhances disclosure requirements. Statement No. 166 is effective prospectively, for annual periods beginning after November 15, 2009, and interim and annual periods thereafter. Although Statement No. 166 has not been incorporated into the Codification, in accordance with ASC 105, the standard shall remain authoritative until it is integrated. The Company does not expect the adoption of Statement No. 166 will have a material impact on its financial position or results of operations.

NOTE 3 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized 1,000,000 shares of blank check preferred stock.  To date, the Company has issued no preferred stock.

Common Stock

The Company’s capitalization is 100,000,000 Class A common shares and 16,110,500 Class B common shares each class with a par value of $0.001 per share. As of December 31, 2009 the Company had 24,323,850 Class A common shares and 16,110,500 Class B common shares issued and outstanding.

During October, 2009, we sold to an investor 20,000 Class A Common shares for $0.50 per share and realized total proceeds of $10,000.

During October, 2009, a holder of our promissory note converted $20,000 of the principal outstanding on this note into 80,000 Class A Common shares.

During November, 2009, we issued an aggregate of 142,500 Class A Common shares valued at $0.50 per share in connection with the purchase by two investors of our promissory notes in the aggregate amount of $372,000.

During December, 2009, we issued an aggregate of 10,000 Class A Common shares valued at $0.50 per share in connection with the purchase by three investors of our promissory notes in the aggregate amount of $225,788.

During the period from October 1, 2009 to December 31, 2009, we issued an aggregate of 500,000 Class A common shares valued at $0.50 per share to three consultants as payment to implement and maintain digital advertising as well as future promotional and marketing services.

The Company believes all of the issuances of securities referred to in this Note were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof and other available exemptions.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008 were as follows:

	2009	2008
Furniture and fixtures	$3,844	$3,844
Office equipment	11,931	11,182
Computer software	3,573	3,573
	19,348	18,599

Less accumulated depreciation	10,488	7,828

Property and equipment, net	$8,860	$10,771

Depreciation expense was $2,660 and $3,533 for the years ended December 31, 2009 and 2008, respectively and $10,488 since inception.

NOTE 5 – NOTES AND LOANS PAYABLE

Notes and loans payable consist of the following at December 31, 2009 and December 31, 2008:

	2009	2008
Loans payable to officers, directors, (a)	$94,871	$90,371
Loans payable – others, (b)(c)(d)	263,829	-
Convertible Promissory Notes, (e)(f)(g)(h)(i)(j)	412,452	5,349,643
	771,152	5,440,014
Less current portion	771,152	4,940,014

Long-term portion	$-	$500,000

(a)
On December 1, 2008 and December 5, 2008 the Company borrowed an aggregated sum of $90,000 from officers and directors of the Company.  The Company issued Promissory Notes with a term of one year at an interest rate of five percent that accrues to term.  The Notes were subsequently reissued under the original terms of the Notes for a period of one year from the respective original term dates.  On December 31, 2009, the aggregated Note balance was $94,871 which included principal and accrued interest.

(b)
On June 4, 2009, the Company borrowed $50,000 and issued a Promissory Note to a lender affiliated with one of our directors.  The Promissory Note provides for interest at the rate of 5% per annum and is payable along with principal, sixty days from date of issue.  On August 5, 2009 the Company reissued the Promissory Note under the original terms, for $50,411, which included the original principle plus accrued interest.  We also issued 10,000 shares of Class A common stock in connection with this loan.  The Promissory Note is payable 60 days from date of issue.  On October 13, 2009, the Company made a principal payment of $17,000 and reissued the Promissory Note under the original terms for $33,797, which included the remaining principal plus accrued interest.  The Promissory Note is payable 60 days from date of issue.  On November 10, 2009 and December 4, 2009, the Company made a principal payment of $17,000 and $8,000 respectively, on this note.  On December 31, 2009, the Note balance was $9,072 which includes outstanding principal and accrued interest.

(c)
On June 18, 2009, the Company borrowed $250,000 and issued a Promissory Note evidencing this loan.  This loan, plus interest at the rate of 12% per annum and is payable 90 days from the date of issue.  We also issued 25,000 shares of Class A common stock in connection with this loan.  On September 17, 2009 the Company issued the Promissory Note under the original terms, for $227,479, which included the original principle amount less a $30,000 principal pay down plus accrued interest.  The Promissory Note is payable 90 days from date of issue.  We also issued 25,000 shares of Class A common stock in connection with the extension of this loan.  On December 17, 2009 the Company reissued the Promissory Note under the original terms, for $200,788, which included the original principle amount less a $30,000 principal pay down plus accrued interest.  The Promissory Note is payable 104 days from date of issue.  We also issued 5,000 shares of Class A common stock in connection with the extension of this loan.  On December 31, 2009, the Note balance was $205,200 which includes outstanding principal and accrued interest.

(d)
On October 9, 2009, the Company borrowed $49,000 and issued a Promissory Note to Olympian Cruises, LLC. The Promissory Note provides for interest at the rate of 5% per annum and is payable along with principal, one year from the date of issue.  On December 31, 2009, the Note balance was $49,557 which includes outstanding principal and accrued interest.

(e)
On November 6, 2009, the Company borrowed $300,000 and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 10% per annum and is payable twelve months from the date of issue.  On or before the maturity date, upon written notice to the Company, the Lender may elect to convert the principal amount of this Note into shares of Class A common stock at a conversion price of $0.50 per share.  The Company also issued 120,000 shares of Class A common stock in connection with this loan. On December 31, 2009, the Note balance was $304,521 which includes outstanding principal and accrued interest.

(f)
On November 17, 2009, the Company borrowed $72,000 and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 10% per annum and is payable twelve months from the date of issue.  On or before the maturity date, upon written notice to the Company, the Lender may elect to convert the principal amount of this Note into shares of Class A common stock at a conversion price of $0.50 per share.  The Company also issued 22,500 shares of Class A common stock in connection with this loan.  On December 31, 2009, the Note balance was $72,868 which includes outstanding principal and accrued interest.

(g)
On December 18, 2009, the Company borrowed $10,000 and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 10% per annum and is payable twelve months from the date of issue.  On or before the maturity date, upon written notice to the Company, the Lender may elect to convert the principal amount of this Note into shares of Class A common stock at a conversion price of $0.50 per share. On December 31, 2009, the Note balance was $10,063 which includes outstanding principal and accrued interest.

(h)
On December 31, 2009, the Company borrowed $10,000 and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 10% per annum and is payable twelve months from the date of issue.  On or before the maturity date, upon written notice to the Company, the Lender may elect to convert the principal amount of this Note into shares of Class A common stock at a conversion price of $0.50 per share.  The Company also issued 2,000 shares of Class A common stock in connection with this loan. On December 31, 2009, the Note balance due on this note was $10,000 which includes outstanding principal and accrued interest.

(i)
On December 31, 2009, the Company borrowed $15,000 and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 10% per annum and is payable twelve months from the date of issue.  On or before the maturity date, upon written notice to the Company, the Lender may elect to convert the principal amount of this Note into shares of Class A common stock at a conversion price of $0.50 per share.  The Company also issued 3,000 shares of Class A common stock  in connection with this loan.  On December 31, 2009, the Note balance was $15,000 which includes outstanding principal and accrued interest.

(j)
In May 2008 and September 2008, we borrowed an aggregate of $5,000,000 and issued convertible notes due on different dates commencing in November, 2009 and ending in March, 2010, eighteen months from the date of each loan together with interest at the rate of 12% per annum. The principal amount and accrued interest due on the notes automatically converted into shares of our Class A common stock, at $1.00 per share, after the consummation of the reverse acquisition on June 12, 2009, on which date we issued 5,566,795 shares of our common stock in satisfaction of the notes.

In June 2009, we borrowed an aggregate of $150,000 from three individuals and issued a Convertible Promissory Note evidencing this loan.  This loan, plus interest at the rate of 6% per annum was payable twelve months from the date of each loan. The principal amount and accrued interest due on the notes automatically converted into shares of our common stock, at $0.50 per share, after the consummation of the reverse acquisition on June 12, 2009, on which date we issued 300,049 shares of our Class A common stock in satisfaction of the notes.

On June 8, 2009, the Company borrowed $50,000 and issued a Promissory Note evidencing this loan.  This loan, plus interest at the rate of 5% per annum was payable August 8, 2009.  We also issued 10,000 shares of Class A common stock in connection with this loan. On August 9, 2009 the Company reissued the Promissory Note under the original terms, for $50,411, which included principle plus accrued interest.  The Promissory Note was payable 60 days from date of issue.  We also issued 10,000 shares of Class A common stock in connection with the extension of this loan.  On October 8, 2009, the lender converted $20,000 of the principal outstanding on this note into 80,000 shares of Class A common stock and we reissued the Promissory Note under the original terms for $30,832, which included principal plus accrued interest.  On October 10, 2009 we paid the lender $31,1005 which included $30,000 of remaining principal on the loan and $1,005 of accrued interest.

On June 12, 2009, immediately prior to the Share Exchange, we redeemed 2,000,000 shares of our common stock from Patrick Orr, our former President, and in consideration we issued a $600,000 non interest bearing Convertible Note which matured on September 12, 2009.   On or before the Maturity Date, Mr. Orr could convert the principal amount of the note into 600,000 shares of Class A common stock.  Upon written notice to Mr. Orr, we could convert the principal amount of the note into shares of Class A common stock at the conversion price of $1.00 per share, provided we pay Mr. Orr a conversion fee of $50,000.  On September 11, 2009, we paid Mr. Orr the conversion fee and exercised our right to convert the note into 600,000 shares of our Class A common stock

NOTE 6 – COMITTMENTS AND CONTINGENCIES

Leasing Arrangements

On December 6, 2009 the Company terminated its facility leasing agreement with the Port of Miami.  Subsequently, the Company entered into an agreement to sub-lease office space at the Port of Miami with a term expiring in June 2010.  The lease rental was prepaid in full and may be cancelled by either party with 30-days prior written notice.   The Company is in the process of locating and leasing office space near Marlton, New Jersey.

On December 1, 2009 the Company entered into an agreement to lease office space in Taipei, Taiwan with a term expiring on November 30, 2012.

Future minimum rental payments under this operating lease are as follows:

Year ending December 31,	2010	2,268
	2011	2,268
	2012	2,079

		$6,615

Rent expense for leased facilities for the years ended December 31, 2009 and 2008 were $38,659 and $39,991, respectively.

Vessel Purchase

On September 12, 2007, the Company completed the purchase of the passenger ship m/v Atlantis, and subsequently renamed it the m/v Island Breeze.  The total costs related to the purchase of the vessel were $8,039,645.  As of December 31, 2009, the Company has paid an additional $1,794,792 in renovation costs for a total cost of $9,834,437.

The m/v Island Breeze is currently moored in Elefsina Bay, near Piraeus, Greece.  We estimate that the full scale renovation of the Island Breeze will cost an additional $6,400,000 and will take approximately three months from the commencement of full scale renovations, which will occur after the required financing is secured.  Additionally, we anticipate that we will incur an additional $2,800,000 of costs related to the purchase and installation of gaming equipment, IT equipment, and other furniture, fixtures & equipment.  However, we believe that such costs can be reduced if we were to utilize, in part or in whole, the gaming equipment, IT equipment, and other furniture and fixtures currently onboard the Casino Royale.  Further, we will continue to incur additional carrying costs related to the Island Breeze while we seek to secure the financing necessary to renovate and refit the vessel.  We may modify the scope of the renovations if we are unable to secure the financing we require to complete the contemplated renovations.

On May 23, 2008, the Company acquired the m/v Casino Royale from Catino, S.A.  The total costs related to the purchase of the vessel were $4,622,164.   As of December 31, 2009, the Company has paid an additional $2,215,820 in renovation related costs for a total cost of $6,837,984.

The m/v Casino Royale is currently moored in Freeport, Bahamas.  The Company estimates that the full scale renovation of the Casino Royale would cost an additional $8,400,000 and would take approximately five months from the commencement of full scale renovations.  Additionally, we anticipate that we would incur an additional $1,200,000 in costs related to the purchase and installation of additional gaming equipment, IT equipment, and other furniture, fixtures & equipment.  We are re-evaluating our plans for the vessel and may sell the vessel rather than renovate it.  Should we decide to sell the Casino Royale, it is possible that we may decide to retain the equipment and furniture presently onboard the vessel for use on the Island Breeze, thereby reducing the anticipated equipment costs that will be associated with the launch of the m/v Island Breeze.  Alternatively, if we do decide to sell the Casino Royale we may also decide to sell or store such equipment and furniture presently onboard the Casino Royale.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the period of January 1, 2009 to December 31, 2009, the Company engaged in the following related party transactions as noted in sub-notes below:

(1)
On June 12, 2009, immediately prior to the Share Exchange, IB International redeemed 2,000,000 shares of its common stock from Patrick Orr, IB International’s former President and one of two members of its Board of Directors prior to the Share Exchange, in consideration for a convertible promissory note in the amount of $600,000 (the Orr Note). The Orr Note matures on September 12, 2009, unless sooner converted by the holder at a conversion price of $1.00 per share. We had the right to force the conversion of the Orr Note on or before the maturity date on written demand, provided we paid Mr. Orr $50,000.   On September 11, 2009, the Company made the payment to Mr. Orr and exercised its option to convert the Orr Note to 600,000 shares of Class A common shares.

(2)
On June 12, the Company issued 30,000,000 shares of its common stock to Olympian Cruises, LLC. in consideration for 100% of the capital stock of IBI which represented on the date of closing approx 80.3% of our outstanding common stock.  Upon completion of the transaction, the financial statements became those of IBI and the balance sheet and consolidated equity accounts were restated for the transaction retroactive to the period ending December 31, 2008.

(3)
Immediately after the closing of the Share Exchange we issued 5,566,795 shares of common stock to Catino, SA in satisfaction of $5,566,795 in promissory notes (inclusive of accrued interest) which shares represented 17.1% our common stock outstanding on such date.  On the same day we issued warrants to purchase 1,000,000 shares of our common stock to Catino, SA in exchange for a warrant substantially similar that which had been initially issued to Catino, SA by IBI.

(4)
On June 4, 2009, the Company borrowed $50,000 and issued a Promissory Note to a lender affiliated with one of our directors.  The Promissory Note provides for interest at the rate of 5% per annum and is payable along with principal, 60 days from date of issue.  We also issued 10,000 shares of Class A common stock in connection with this loan.  On August 5, 2009, the Company reissued the Promissory Note under the original terms, for $50,411, which included the original principle plus accrued interest.  The Promissory Note is payable 60 days from date of issue.  We also issued 10,000 shares of Class A common stock in connection with the extension of this loan.  On October 13, 2009, the Company made a principal payment of $17,000 and reissued the Promissory Note under the original terms for $33,797, which included the remaining principal plus accrued interest.  The Promissory Note is payable 60 days from date of issue.  On November 10, 2009 and December 4, 2009, the Company made a principal payment of $17,000 and $8,000 respectively.  On December 31, 2009 the Note balance was $9,072, which includes outstanding principal and accrued interest.

(5)
On August 14, 2009, IBI, the Company’s wholly-owned subsidiary, formed a new wholly-owned subsidiary named Island Breeze International Asia Limited, a Hong Kong corporation. IBI may utilize this corporation to operate certain entertainment cruises in Asia, if such cruises are launched. From inception through the date of this filing there has been no activity in this corporation.

(6)
On October 9, 2009, the Company borrowed $49,000 and issued a Promissory Note to Olympian Cruises, LLC, evidencing the loan. The Promissory Note provides for interest at the rate of 5% per annum is payable along with principal, one year from the date of issue.  On December 31, 2009, the Note balance was $49,557 which includes outstanding principal and accrued interest.

(7)
On December 1, 2009 and December 5, 2009, the Company re-issued promissory notes for an aggregated sum of $9,871, which includes principal and accrued interest, to officers and directors of the Company.  These Promissory Notes have a term of one year and bear interest at a rate of five percent that accrues to term.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this Annual Report on Form 10-K for the year ended December 31, 2009, and has disclosed such items in this note herein.

(1)
On January 6, 2010, the Company entered into a drawdown equity financing agreement and registration rights agreement with Auctus Private Equity Fund, LLC (“Auctus”).  Under the terms of the agreement, Auctus has committed, subject to certain conditions, to purchase up to $10 million of the Company’s Class A Common stock over a term of three years.  Although the Company is not obligated to sell shares under  the equity financing facility, the Financing Agreement gives the Company the option to sell Auctus Class A Common Shares at a per share purchase price of  equal to 95% of the lowest closing bid price during the five trading days following the Company’s deliver of  notice to Auctus (the “Notice”).  At its option, the Company may set a floor price under which Auctus may not sell the shares which were the subject of the Notice.     The maximum number of shares of Class A Common Stock that the Company can include in any Notice is the greater of: (i) shares with a purchase price of $150,000 or (ii) 200% of the average daily trading volume based on ten days preceding the drawdown notice date.

(2)
On January 14, 2010, IBI, the Company’s wholly-owned subsidiary, was granted approval by the Taiwan Ministry of Economic Affairs to open a branch office in Taipei, Taiwan.  The new Company is registered under the name of Island Breeze International Taiwan Branch.  The office will be utilized for the administration and management of proposed East Asia operations.